EverStrong from Zen Health Technologies

Entertainment Software Technology Minority Owned App

App that helps you master your emotions and stay mentally strong

EVERSTRONGAPP.COM CARLSBAD CALIFORNIA





Self-awareness and self-improvement has been a big part of my life. I am applying my expertise in technology to self-awareness. There is a lot of focus on meditation and mental health, but nothing that falls in between the two. I want to help people who want to get emotionally strong to build emotional intelligence and improve their relationships.

Sibyl Badugu CEO @ EverStrong from Zen Health Technologies

Why you may want to support us...

1. Almost 50% of all adults report that their mental health has been negatively impacted by covid-19.
2. 38% month-over-month growth in organic traction — prior to any marketing efforts.
3. Most members of the leadership team each has over 20 years of experience in their respective fields.
4. The clinical team brings different types of proven clinical therapy and ancient wellness techniques.
5. EverStrong is the emotional intelligence app that has immediate access to mental fitness exercises.
6. The app has a low churn, two out of every three customers who sign up, stay subscribed.

WE'VE RAISED $406,033 SINCE OUR FOUNDING

The founder

MAJOR ACCOMPLISHMENTS



Sibyl Badugu

CEO

Bootstrapped and launched EverStrong app without giving up equity in the company.

in

In the news

prweb

Strengthen Emotional Intelligence and Improve Mindfulness with EverStrong App

The simple exercises available through the EverStrong app immediately relieve stress and help you feel better. Zen Health Technologies™ today announced that its EverStrong App is now available for iOS and Android.

May 7, 2020 @ prweb.com

Downloads

EverStrong Pitch Deck - 5.21.2020.pdf

Zen Health Technologies, Inc.

We started in 2015. At the time, I was consistently working 80 hours a week for 3 years. I had burned out, but didn't know it. I was being reactive and making bad decisions. That job ended and I had time to reflect and understand what happened. We studied how the brain and body handle chronic stress (repeated stress over a long period of time).

First, we conducted interviews to find out who struggled with stress the most

Most people experience stress at some level. We wanted to find out who was the most stressed. As we continued to interview folks, we found that people who have the ADD, ADHD, depression and anxiety were the most stressed as they struggled to get through the day - everyday. We gathered data on how often they experience stress and what they do to deal with in daily lives.



Used product design experience to learn about pain points

We continued to learn and refine what type of product would help chronically stressed people have an easier time just getting through their day. We built an app for IOS and used it as a MVP.

We tested the MVP with actual users and got more feedback

We knew we were solving the problem well when we heard comments like "I think you're onto something." We made more refinements and started building an android version of the app.



More testing...

We launched the app... after what seemed like many, many refinements

Next came Marketing. We spent some time on strategy to make sure we found our place in the world and were able to articulate who we were clearly. We eventually found that people who are busy, have busy minds and going through big life changes would benefit the most from the EverStrong app.

Finding the right customers has taken a bit of effort. We thought once the product was launched, the hard part was over. We were so wrong. We are just now starting Marketing by using pay-per-click, social media marketing and being found easily in the app store and the google play store. We are now finding the right kinds of customers.

Here's the preview of the app:



EverStrong App Preview
Watch later
Share
Pick Break Time
for a quick
exercise to get out
of your head.
Goals
What do you want to work on today?
Break Time
Build Confidence
Master Emotions
Self Awareness
Improve Relationships
Ease Stress
Stay Focused

Now we're the becoming well known

On May 7th, 2020 - we had a press release go out titled "Strengthen Emotional Intelligence and Improve Mindfulness with EverStrong App".

> *EverStrong combines science with ancient mindfulness training to strengthen emotional intelligence. After selecting specific goals such as "Ease Stress" or "Stay Focused," users complete 30-second mental exercises to help them reach those objectives. Unlike breathing and meditation apps, EverStrong develops mind muscles, emotional strength, and self-awareness.*
> *Business Insider*

In just a short time, we are seeing organic month-over-month growth of 38% before Marketing kicked in. After getting a lot more customers, we want to take what we have learned into the business-to-business arena as we believe this would be beneficial to groups of people who interact with each other everyday.

We are on a mission to help bring a sense of ease to everyday life using technology. We look forward to meeting you!



Celebration team lunch at product launch

Our Product


5:07
Goals
What do you want to work on today?
Break Time
Build Confidence
Master Emotions
Self Awareness
Improve Relationships
Ease Stress
Stay Focused
Get Organized


5:07
Build Confidence
Meet Maxine, your trainer for this goal
Learn more about Maxine
Choose an exercise
Showing Commitment
Suggested Time: 30 Seconds
Location: anywhere
More
Own It
Suggested Time: 30 Seconds
Location: specific (paper and pen)
More
Repeat Phrase
Suggested Time: 30 Seconds
Location: anywhere
More


7:04
State how you're feeling
Scroll, select, then press Done
Angry
Hopeful
Overwhelmed
Sad
Anxious
Happy
Done


8:22
Exercise
Hug Yourself
Give yourself a big hug and take a deep breath while patting yourself with your hands. It works just as well as getting a hug from someone else.
Press Done when finished
Suggested Time: 30 Seconds
Location: specific (need to be alone)
Done


8:23
Your Progress
Choose Goal
All
Recent
Weekly
Monthly
October
10/17/2019 8:22 AM
Hug Yourself
Break Time
Before exercise: Sad
After exercise: Interested
Repeat Exercise


Darla Morgan
Home
Saved Exercises
Change Goals
Your Progress
Demo
Contact
Settings
Logout
patent pending
Version 1.2

More Details...


"
Emotional Intelligence (n) the capacity to be aware of, control, and express one's emotions, and to handle interpersonal relationships judiciously and empathetically.
Dictionary.com
Emotional intelligence is the key to both personal and professional success.


PROBLEM
Getting through the day requires emotional strength.
Almost 50% of U.S. adults reported that their mental health has been negatively impacted by the pandemic.
1 in 5 adults experience mental health conditions such as anxiety and depression.
Reaching out for help can be costly and intimidating.

SOLUTION

4

Strengthen emotions and emotional intelligence skills
to handle the ups and downs of daily life



Builds Awareness
Focusing and staying on task can address feelings of anxiety and depression.

Individual Effort
Improving connections with others often requires personal work done at a unique pace.

Fast and Convenient Help
Immediate access to random, light, fun, quick exercises to proven clinical and ancient techniques.

Long-Term Change
Short, focused, repeated actions can help improve self-awareness and emotional strength over time.

EVERSTRONG APP

5



15 clinically curated exercises are **randomly** presented per goal. They were developed using science and ancient therapy and wellness techniques.



Customers can compare how they felt before and after completing an exercise, get immediate feedback and track their results.



Example: While sitting still or standing tall, lean your neck to the left, then to the right, then to the back, then to the front. Hold each position for 5 seconds.



Over time, usage data is provided to show progress and allow for reviewing historical data and accessing previously completed exercises.

MARKET SIZE

6

Global Market Values for 2020 **BEFORE** the COVID-19 pandemic



$50B
$10B
$2B

mHealth is the practice of using smartphones to keep track of one's wellbeing.
Mobile Health (mHealth) — $50B

Learning to relax in now part of well-being in the form of mobile apps.
Self Care — $10B

Technology that promotes positive sense of wellbeing in response to critical levels of stressors and challenges.
Mental Wellness — $2B

BUSINESS MODEL

7

Subscription Model for EverStrong mobile app (iOS + Android)

2-week free trial | $9.99/month | $99.99/year

141	→ 38% →	1.5K
CURRENT NUMBER OF SUBSCRIBERS	**COMPOUND MONTHLY GROWTH RATE**	**SUBSCRIBERS AT THE END OF 2020**
Subscriptions begin after a 2-week trial period	Calculated from 4 months since the app was launched	Projected number of paying subscribers

Numbers are based on organic growth **BEFORE** Marketing efforts

Forward-looking figures cannot be guaranteed

COMPETITIVE LANDSCAPE

8



Clinical Mental Health
KAISER PERMANENTE
Largest Provider
Ginger.io
talkspace
SANVELLO
EverStrong
Higher cost and time
Lower cost and time
Welltok
IBM Watson
SEARCH INSIDE YOURSELF
Google
THRIVE GLOBAL
Calm
Largest Competitor
HEADSPACE
Meditation

COMPETITIVE ADVANTAGE

9

EverStrong

In-between therapy and meditation

All competitors focus on mental health or on meditation. EverStrong focuses on repetitive self-reflection to focus thinking.

Dynamic Offerings

EverStrong is designed to replace, update and present exercises based on usage analytics. Customer never knows what exercises will be presented.

Variable Subject Matter Experts

Multiple exercise content providers are utilized and replaced as exercise usage data reveals which exercises are received well by customers.

Trademarked. Patent Pending: Assessing emotional state based on performing recommended actions.

GO TO MARKET PLAN

10

Pay-Per-Click

- Facebook, Google, Pinterest
- Monitor Cost Per Visitor, Download and Install
- Cost Per Download is $5 at the beginning, $2 at the end
- Break even in 3 months

Content Marketing / SM / PR

- Copywriting for various social media outlets, blogs, flipbooks
- Focus on posts, videos and influencers to build awareness
- Press releases for promotions

App Store Optimization

- Apple PPC Marketing
- Google PPC Marketing
- Build up in-house expertise of services and tools
- Monitor churn of app subscriptions


ROADMAP
11
2019
iOS and Android App
Launched go-to-market mobile apps
Filed trademarks
Converted to Delaware C-Corp
Filed provisional patent application: Assessing emotional state based on performing recommended actions
2020
($500K)
B2B – Application (Small Business)
Launch MVP for small organization
Ramp-up Business Development
Conduct research for large businesses (enterprise-level)
2021
($900K)
B2B – Application (Large Business)
Launch MVP for large organization
Build in-house team of employees
Conduct research for voice and smart watch technology
2022
($800K)
Integrated Voice & Technology
Launch MVP, Amazon Alexa and Google Nest
Integrate technology with existing devices (smart watch
Conduct research for corporations, hospitals and government
2023
($1.5M)
B2B – Corporations and Government
Launch MVP, Veterans Administration, First Responders, Hospitals
Refine all products based on customer and market feedback


REVENUE PROJECTIONS
12
$7.5M
$6M
$4.5M
$3M
$1.5M
0
iOS and Android app
B2B Application-Small Business
B2B Application-Large Business
Integrated Voice & Technology
Corporations & Government
2019
2020
2021
2022
2023
Break Even


USE OF FUNDS
13
42.5%
Marketing Efforts and Analytics
Pay-Per-Click, Content Marketing, App Store Optimization
7.5%
Fees for Equity Crowdfunding
Standard fees for using the WeFunder platform
Current Raise
$250K
15%
Update Current Features
Create additional exercises and add features based on customer feedback
15%
Research for B2B Application
Begin research to determine, pain points and requirements
20%
Build B2B Application
After securing a client, begin developing MVP for client application


LEADERSHIP TEAM
14
CareFusion
Thermo Fisher Scientific
Cigna
Fidelity Investments
TJX Companies
Compaq/DIGITAL
SIBYL BADUGU
CEO
Scripps
ResMed
Plantronics
Alpine
Dick's Sporting Goods
RAJ SANGHVI
ENGINEERING
Intuit TurboTax
ProFlowers
RealAge
Pathway Genomics
CHRIS D'EON
MARKETING
US Navy:
IT Operations
IT Management
Project Management
Budget Management
Personnel Management
JOHN NGHIEM
OPERATIONS
Xerox
Kinko's
To Go Brands
The Perfect Workout
ReMarkable
RANDY GERSON
SALES
Health and Human
Services: Behavioral
Health
Pathways Community
San Diego Youth &
Community Services
MARIA MORGAN
CLINICAL

Investor Q&A

— COLLAPSE ALL

What does your company do?

ZHT builds mobile apps to help get your mind focused quickly so that you can practice not let things bother you in the future.

Where will your company be in 5 years?

We will be immersed in the hospital, insurance and medicine to have EverStrong be recommended with anti-depression and anti-anxiety prescriptions. EverStrong will also be incorporated into IoT in wearables and voice interaction with Amazon Alexa and Google Nest. For the B2B applications, we will be incorporated into corporate wellness and human resources programs to monitor attrition in companies. We will also be part of training and maintenance programs for first responders and the military.

Why did you choose this idea?

Self-awareness and self-improvement has been a big part of my life. I am applying my expertise in technology to self-awareness. There is a lot of focus on meditation and mental health, but nothing that falls in between the two. I want to help people who want to get emotionally strong to build emotional intelligence and improve their relationships.

How is EverStrong different from Calm or other meditation apps?

EverStrong helps to get emotionally strong and build emotional intelligence. It uses proven clinical psychotherapy and ancient techniques to build self confidence and master emotions.

It falls in between therapy and meditation. It provides mental exercises that can typically be done in less than 60 second just about anywhere. No headphones or quiet space needed.

Is EverStrong backed by science?

The mental exercises that EverStrong provides have been designed by psychotherapists and practitioners of ancient philosophies that have been used for thousands of years. Various proven clinical methods of therapy are incorporated into the exercises.

How far along are you? What's your biggest obstacle?

We are in version 2 of the mobile app. It can be downloaded from the App Store and the Google Play Store. The biggest obstacle right now is to build awareness. We are currently running ads in the App Store and Google Play Store.

We are also building up our social media presence in the major outlets.

Join **605,725** investors who funded **382** startups with over **$135.5 million**

View Reg D, A+ and Reg CF Breakdown

Sign up with Facebook

Privacy: We won't share your data, or post to your wall, without your permission.

or

Full name

Email

Password

SIGN UP

Mashable NPR Forbes Bloomberg Businessweek CNNMoney PBS TIME Los Angeles Times The Boston Globe Inc. TechCrunch THE WALL STREET JOURNAL. FINANCIAL TIMES

About us
Our Profile
Jobs
Press
Blog
Charter

Investors
Getting Started
Risks
Earning Returns
Funds
Get $1000

Founders
Raise Money
FAQ
Legal Primer
Deals
How to Raise Money

Say Hello
hello@wefunder.com
Twitter
Facebook
Instagram
San Francisco

wefunder.com/everstrong/about is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*

Wefunder, Inc., Wefunder Advisors LLC, and Wefunder Portal LLC do not review user-generated content beyond what's required by US law. Some user-generated content, including investor biographical information, may not be accurate.